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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Vodafone Group Public Limited Company
(Name of Subject Company (Issuer))

Vodafone Group Public Limited Company
(Names of Filing Persons (Offeror))

Ordinary shares of $0.10 each
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0007192106)
American Depositary Shares (92857W100)
(CUSIP Number of Class of Securities)

Stephen R. Scott
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
England
Tel: 011 44 1635 33251

with a copy to
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
Tel: 011 44 20 7456 2000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)

$6,126,916,950	$655,581

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Return of Cash in the United States is calculated as follows: 21,978,000,000 B Shares to be issued in the United States, representing approximately 33.0% of Vodafone's entire issued share capital, multiplied by 15 pence per B Share, the per share cash consideration being returned to Shareholders, which yields £3,296,700,000, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on June 7, 2006, of £1=$1.8585, which yields $6,126,916,950, multiplied by 0.0001070, which yields approximately $655,581. Each of the capitalized terms used above is defined in the Circular to Shareholders.

(2)
Payment of the fee was made on June 12, 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 ("Amendment No. 1") amends the Issuer Tender Offer Statement on Schedule TO ("Schedule TO") initially filed with the Securities and Exchange Commission (the "SEC") on June 13, 2006 by Vodafone related to the Return of Cash. Except as defined herein, capitalized terms shall have the same meaning given to them in the Circular to Shareholders included as Exhibit 99.(a)(1) to the Schedule TO.

This Amendment No. 1 hereby amends and supplements Item 11(b) as follows:

ITEM 11. ADDITIONAL INFORMATION

(b)
Shareholder Communications:

  On June 14, 2006, Vodafone issued a press release announcing the mailing of the Circular to Shareholders. The press release has been included as Exhibit 99.(a)(6) hereto and is incorporated herein by this reference.

This Amendment No. 1 amends and supplements Item 12 as follows:

ITEM 12. EXHIBITS.

99.(a)(1)°	Circular to Shareholders, dated June 13, 2006
99.(a)(2)°	Election Form
99.(a)(3)°	Summary Advertisement in The Wall Street Journal, dated June 13, 2006
99.(a)(4)°	ADR Proxy Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)°	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(6)	Press release announcing the mailing of the Circular to Shareholders, dated June 14, 2006

°
Previously filed with the SEC.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ S R SCOTT
Name:	Stephen R. Scott
Title:	Group General Counsel and Company Secretary
Date:	June 15, 2006

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EXHIBIT INDEX

99.(a)(1)°	Circular to Shareholders, dated June 13, 2006
99.(a)(2)°	Election Form
99.(a)(3)°	Summary Advertisement in The Wall Street Journal, dated June 13, 2006
99.(a)(4)°	ADR Proxy Card for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(5)°	Proxy Card for Shareholders for use in connection with the Annual General Meeting and the Extraordinary General Meeting
99.(a)(6)	Press release announcing the mailing of the Circular to Shareholders, dated June 14, 2006

°
Previously filed with the SEC.

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  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX